March 26, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Staff Accountant Amanda Kim, Staff Accountant

Re:      SITO Mobile, Ltd.

Form 10-K for the fiscal year ended September 30, 2014

Filed December 2, 2014

File No. 000-53744

Ladies and Gentlemen:

SITO Mobile, Ltd. (the "Company") hereby responds to the Staff's comment raised in the Staff’s letter dated March 12, 2015. For ease of reference, the Staff's comment is reproduced below in its entirety, and the Company's response immediately follows.

Form 10-K for the fiscal year ended September 30, 2014

Item 15. Exhibits, Financial Statement Schedules, page 39

1.	We note that on July 24, 2014 you entered into a Share Purchase Agreement to acquire all the shares of DoubleVision. We also note that your Form 8-K filed on 7/29/14 pertaining to the DoubleVision acquisition indicated that your required financial statements and pro forma information would be filed no later than 71 calendar days after such Form 8-K. However, we were unable to locate these statements and information. Please advise. We refer you to Rule 8-04 and 8-05 of Regulation S-X as well as Item 9.01 of Form 8-K regarding financial statements and pro forma information of businesses acquired.

Response: The Company intends to file an amendment to its Form 8-K to include the financial statements and pro forma information required with respect to the DoubleVision transaction on or before March 31, 2015.

•	the company is responsible for the adequacy and accuracy of the disclosure in the fling;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Very truly yours,

/s/ Kurt Streams

Kurt Streams

Chief Financial Officer